Richmont Mines Inc. 1 Place-Ville-Marie Suite 2130 Montreal, QC H3B 2C6 CANADA Tel.: (514) 397-1410 Fax: (514) 397-8620 www.richmont-mines.com	Patricia Mining Corp. 8 King Street East Suite 1300 Toronto, ON CANADA M5C 1B5 Tel.: (416) 214-4900 Fax: (416) 864-0620 www.patriciamining.com

NEWS RELEASE

RICHMONT MINES INC. AND PATRICIA MINING CORP.
ANNOUNCE DRILL RESULTS AND UPDATE THE
ISLAND GOLD PROJECT RESOURCE ESTIMATE

MONTREAL, March 3, 2006 - Richmont Mines Inc. (Richmont Mines) and Patricia Mining Corp. (Patricia Mining) are pleased to announce assay results from the last 20 core drill holes in the 2005 underground exploration program at the Island Gold Joint Venture near Dubreuilville, Ontario.

This release reports results from the underground definition drilling on the various vein systems. Only the intercepts that are within potential mining blocks that show continuity are included. Highlights in the table below include numerous high grade intercepts from the sub-parallel C, D, D1, E, E1 zones including 27.94 g/t over 2.41 metres and 35.24 g/t over 1.87 metres. The drilling results show continuity of the zones both vertically and horizontally. The gold bearing zones are open along strike and at depth. Selected drilling intercepts are detailed in the following table of results.

Hole-Id	Section	Elevation*	From	Core	Estimated	Grade	Grade
				length	true thickness	uncut	cut to
					(m)	g/t	75 g/t
Zone C
PR-UG-127	15155	5207	117.00	2.00	1.96	8.98	8.98
PR-UG-129	15140	5294	101.26	2.14	1.77	6.92	6.92
PR-UG-133	15120	5291	96.84	2.09	1.75	9.40	9.40
PR-UG-134	15120	5272	92.27	2.00	1.85	11.86	11.86
PR-UG-135	15120	5260	94.15	2.50	2.41	27.94	27.94
PR-UG-137	15120	5229	101.69	2.54	2.54	9.50	7.13
Zone D
PR-UG-133	15120	5290	93.36	3.18	2.82	4.82	4.82
PR-UG-134	15120	5271	89.77	2.00	1.91	10.14	10.14
PR-UG-138	15120	5214	107.19	1.99	1.94	6.31	6.31
Zone D1
PR-UG-123	14915	5132	89.50	2.55	1.67	6.59	6.59
PR-UG-125	15155	5300	88.50	1.98	1.62	7.50	7.50
PR-UG-126	15155	5243	88.37	1.63	1.63	5.11	5.11
PR-UG-129	15140	5287	81.10	2.10	1.85	4.94	4.94

Richmont Mines Inc.	Patricia Mining Corp.

Hole-Id	Section	Elevation*	From	Core	Estimated	Grade	Grade
				length	true thickness	uncut	cut to
					(m)	g/t	75 g/t
Zone E
PR-UG-122	14920	5163	58.00	2.75	2.06	19.90	17.65
PR-UG-124	14920	5133	84.00	1.70	1.04	6.07	6.07
PR-UG-131	15140	5242	84.00	2.10	2.09	10.85	10.85
PR-UG-133	15120	5282	69.06	1.92	1.70	5.02	5.02
PR-UG-134	15120	5268	67.90	1.70	1.62	6.97	6.97
PR-UG-135	15120	5259	67.90	2.02	1.99	20.25	20.25
PR-UG-137	15120	5233	85.08	2.34	2.31	7.86	7.86
PR-UG-138	15120	5221	91.18	1.32	1.85	5.69	5.69
PR-UG-139	15120	5212	97.09	1.91	1.83	5.27	5.27
Zone E1
PR-UG-121	14925	5180	41.90	1.90	1.52	5.77	5.77
PR-UG-124	14925	5141	74.20	1.80	1.08	5.32	5.32
PR-UG-125	15155	5295	75.00	1.87	1.51	10.32	10.32
PR-UG-126	15155	5244	80.50	1.87	1.87	35.24	17.49
PR-UG-128	15155	5184	120.60	1.73	1.54	21.16	14.45
PR-UG-136	15120	5246	72.30	1.60	1.60	4.73	4.73
PR-UG-137	15120	5234	80.09	2.00	1.99	5.81	5.81
PR-UG-138	15120	5221	88.72	2.46	2.39	12.14	12.14

* Surface elevation: 5383 metres

Richmont Mines has completed an update of the Mineral Resource Estimate for the Island Zone with the results of the definition drilling program that was completed in 2005. The previous Mineral Resource Estimate by Roscoe Postle Associates (RPA) in November 2004 has been confirmed by Richmont Mines in the following table. The updated resource estimate was completed using a 1.5 metre minimum width and a cut off grade of 5 g/t compared with a 1.0 metre minimum width and a cut off grade of 6 g/t in the 2004 resource estimate by RPA. Closer drill spacing has confirmed that the resource holds up and that a successful mining plan can be developed. The resource is still open along strike and at depth.

Surface diamond drilling will also be performed on two other zones, namely Goudreau and Lochalsh where 43-101 compliant resources were previously evaluated by Eric Kallio, P. Geo, in 2002 (report is available on SEDAR). This report estimated a total of 2 million tonnes at a grade of 8.3 g/t (544,000 ounces Au) in five zones on the property. Core drilling has already started on the Goudreau Zone and results will be released as they become available. An updated 43-101 Technical Report will be prepared in mid 2006 and will include a mineral resource estimate on the other zones.

Richmont Mines Inc.	Patricia Mining Corp.

ISLAND GOLD JOINT VENTURE
DECEMBER 31, 2005
	Measured			Indicated				Inferred
Zone	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		g/t Au			g/t Au			g/t Au
C	18,101	11.57	6,733	66,345	11.01	23,485	64,745	12.89	26,832
D	6,683	9.17	1,970	77,468	12.32	30,685	69,001	14.43	32,012
D1	1,234	10.09	400	23,424	14.04	10,574	51,070	11.62	19,079
E				79,185	10.27	26,146	109,340	10.91	38,353
E1	3,259	11.04	1,157	48,258	9.75	15,127	57,872	10.98	20,430
Total	29,277	10.90	10,261	294,680	11.19	106,016	352,028	12.08	136,705

Technical parameters:

Cut off grade of 5 g/t Au	Cut off for high values: 75 g/t Au
Minimum true thickness: 1.5 metres	Rock density 2.9 T/cubic metre
Mill recovery: 95%	Gold price US$450 (CAN$540)
  The GemCom software was used to prepare the resource calculation using a polygonal method with a 20 metre radius from core drill hole interception
  Measured resources: 7.5 metres spacing from existing mine openings in the area of influence of the zone
  Indicated resources: intercept concentration within a 20 metre envelope
  Inferred resources: Isolated drill spacing within a 20 to 30 metre envelope

At the end of 2005, measured and indicated resources were estimated at 116,277 ounces of gold compared with 107,554 ounces in RPA's evaluation in 2004. As for inferred resources, they were estimated at 136,705 ounces in 2005 compared with 138,364 at the end of 2004.

The exploration and development program at the Island Gold Project is ongoing and underground drilling will continue with the objective to commence milling in July 2006.

Preliminary estimates indicate that the Island Gold Project will produce approximately 20,000 ounces in 2006 which will be shared by the Joint Venture Participants. Furthermore, an estimate in the range of 60,000 to 65,000 ounces is forecasted to be produced in 2007. Preliminary cost estimates have indicated total operating costs to be in the range of $120/tonne.

Management of both companies continues to be encouraged by the results of the development and exploration program. However the partners are also aware of the project risks in the current environment which include: currency exchange rate, energy costs, consumable and equipment costs and competition for qualified personnel in this high gold price environment. The Joint Venture Participants continue to evaluate long term plans to maximize the value of the project.

Patricia Mining invites you to visit booth # 2733 during the PDAC Convention at the Metro Toronto Convention Center beginning Sunday March 5th to Wednesday March 8th, 2006.

Richmont Mines Inc.	Patricia Mining Corp.

This release was prepared by management of the Companies who take full responsibility for its contents. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Martin Rivard	Jean-Pierre Chauvin
President and CEO	President and CEO
Richmont Mines Inc.	Patricia Mining Corp.

Cautionary Note to U.S. Investors Concerning Resource Estimates

The resource estimates in this news release were prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this news release, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 0-28816, which may be obtained from us or from the SEC's web site: http://sec.gov/edgar.shtml.

National Instrument 43-101

The resource calculation and the underground diamond drilling program involving geological core logging, sampling and assaying tasks are supervised by Jules Riopel, M.Sc., PGeo., MBA, a qualified person designated by National Instrument 43-101. Underground supervision of drilling operations and survey control is provided by Richmont Mines personnel. The assays were conducted at Accurassay Laboratories - Mineral Assay Division at Thunder Bay, in Ontario.

Disclosure Regarding Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Patricia Mining Corp. and Richmont Mines' Annual Information Form, Annual Report and periodic reports.

For more information, contact:

Richmont Mines Inc.	Patricia Mining Corp.
Julie Normandeau	Jean-Pierre Chauvin
Investor Relations	President and CEO

Phone: (514) 397-1410	Phone: (416) 214-4900
Fax: (514) 397-8620	Fax: (416) 864-0620

Trading symbol: RIC	Trading symbol: PAT
Listings: TSX - Amex	Listing: TSX Venture Exchange

Web site: www.richmont-mines.com	Web site: www.patriciamining.com